AB
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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12010203

SEC Mail Processing
Section

FEB 27 2012

Washington, DC
110

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8 – 67932 |

AD
2/29

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

AVATAR SECURITIES, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 WEST 24TH STREET
(No. And Street)

| NEW YORK, | NY | 10010 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

OMAR KATHWARI (917) 774-3696
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name)*

| 5 West 37th Street, 4th Floor | NEW YORK | NY | 10018 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



3/6/12

# OATH OR AFFIRMATION

I, OMAR KATHWARI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AVATAR SECURITIES, LLC, as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GINO A. SMITH
Commission # 2334728
Notary Public, State of New Jersey
My Commission Expires
September 20, 2015

Signature

MANAGING MEMBER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AVATAR SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

FULVIO & ASSOCIATES, L.L.P.

*Certified Public Accountants*

# AVATAR SECURITIES, LLC

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2011

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

*Certified Public Accountants*

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

# INDEPENDENT AUDITORS' REPORT

To the Members of
Avatar Securities, LLC:

We have audited the accompanying statement of financial condition of Avatar Securities, LLC (the "Company"), as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Avatar Securities, LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 23, 2012

AVATAR SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

## ASSETS

| | |
|---|---|
| Cash | $ 70,087 |
| Investments in securities, at fair value | 14,294,831 |
| Due from clearing broker | 2,300,303 |
| Security deposit | 30,431 |
| Fixed assets (net of accumulated depreciation of $37,905) | 2,007 |
| Other assets | 68,667 |
| TOTAL ASSETS | $ 16,766,326 |

## LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| Liabilities: | |
| Securities sold short, at fair value | $ 11,291,281 |
| Accrued expenses | 151,846 |
| TOTAL LIABILITIES | 11,443,127 |
| Members' equity | 5,323,199 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ 16,766,326 |

## NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Organization

Avatar Securities, LLC (the "Company") was organized as a limited liability company in the State of Delaware in May 2008. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the CBOE Stock Exchange (the "CBSX").

The Company currently has two classes of membership interests: Class A and Class B. Each class is assigned certain rights and obligations pursuant to an operating agreement. The Class A membership interests are reserved for those members that actively manage the Company and share in the overall profits and losses. The Class B membership interests are reserved for those members that wish to become proprietary traders for the Company and share in the profits and losses of the trading accounts within the Company.

Nature of Business

The Company's business is that of an off floor proprietary securities trader. It began its trading operations in January 2009, and uses two clearing brokers. They have recorded their perspective balances on the statement of financial condition.

## NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition:

Securities transactions and the related trading gains or loss are recorded on a trade date basis.

Depreciation and Amortization:

Furniture, office equipment and leasehold improvements are reported at historical cost, net of accumulated depreciation. Depreciation is computed using the straight line method over the stimated useful lives of the assets, or the remaining term of the lease.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk:

The Company is engaged in various trading activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Additionally, cash balances are held principally at one financial institution and exceed, at times, the $250,000 insurable limit. The Company believes it mitigates its risk by investing in or through major financial institutions.

Fair Value Measurement - Definition and Hierarchy

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

*Level 1* - Valuations based on quoted prices available in active markets for identical investments.

*Level 2* - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

*Level 3* - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

Valuation techniques – Equity securities:

The Company values investments in equity securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period.

The Company's assets recorded at fair value are categorized below based upon a fair value hierarchy in accordance with ASC 820 at December 31, 2011. See the definition and discussion of the Company's policies regarding this hierarchy.

| Assets | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Investments in securities, at fair value | $ 14,294,831 | - | - | $ 14,294,831 |
| Total | $ 14,294,831 | $ - | $ - | $ 14,294,831 |
| % of Total | 100% | | | 100% |
| Liabilities | | | | |
| Securities sold short, at fair value | $ 11,291,281 | - | - | $ 11,291,281 |
| Total | $ 11,291,281 | $ - | $ - | $ 11,291,281 |
| % of Total | 100% | | | 100% |

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3- NET CAPITAL

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934, which specifies minimum net capital requirements for its registrants. The Company must maintain net capital, as defined, equal to the greater of $100,000 or 6.667% of aggregate indebtedness, as defined. The Rule also contains provisions that may limit equity capital withdrawals. At December 31, 2011, the Company had net capital of $1,792,828, which exceeded their minimum net capital requirement by $1,692,828.

NOTE 4- FIXED ASSETS

Fixed Assets are stated at cost, less accumulated depreciation. Depreciation is based on the straight-line method over the estimated useful lives of the assets.

Fixed assets consist of the following:

| | |
|---|---|
| Leasehold improvements | $ 39,912 |
| Less: Accumulated Depreciation | (37,905) |
| Net Fixed Assets | $ 2,007 |

NOTE 5- INCOME TAXES

No provision has been made for federal or state income taxes in the accompanying financial statements as the members are individually responsible for the taxes on their share of the Company's income.

The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements. The tax years that remain subject to examination by taxing authorities are 2008, 2009 and 2010.

## NOTE 6- RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement ("ESA") with an affiliate, Avatar Trading LLC. The agreement contains provisions for services provided to the Company for office space, general and administrative support and trading software and hardware maintenance. Compensation for the services covered under the agreement is $230,000 per month and can be reset or re-evaluated on a quarterly basis.

## NOTE 7- COMMITMENTS AND CONTINGENCIES

The Company has an operating lease for office space in New Jersey for an initial term of three years commencing from June 1, 2009 until June 30, 2012.

Minimum future lease rental payments are payable as follows.

| For the year ending December 31: | Amounts |
|---|---|
| 2012 | $ 8,250 |
| Total | $ 8,250 |

## NOTE 8- SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The clearing and depository operations for the Company's proprietary transactions are performed by its clearing broker pursuant to the clearance agreement. At December 31, 2011, the due from broker, as reflected on the statement of financial condition, consisted substantially of cash due from this clearing broker.

## NOTE 9- SUBSEQUENT EVENTS

Subsequent events have been evaluated. For the period from January 1, 2012 through February 23, 2012, the Company's Class B members capital contributions and distributions were $356,000 and $904,000, respectively.